Mail Stop 3561

January 4, 2007

Cheryl L. Clary
Chief Financial Officer
Southwest Water Company
One Wilshire Building
624 South Grand Avenue
Suite 2900
Los Angeles, CA 90017-3782

     Re: **Southwest Water Company**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 16, 2006
             File No. 0-08176

Dear Ms. Clary:

     We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Michael Moran
                  Accounting Branch Chief